FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 720,592,135

Date: December 31, 2019

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The single event with the biggest impact on the Issuer's business during the period was the extension of the maturity date of the convertible debentures originally issued in December 2017 that were set to mature during the period. The Issuer was granted a 12-month extension by the debenture holders, which avoided the Issuer of having to potentially repay over $3.5M in cash to the debenture holders during the period, something that would have put a significant amount of pressure on the Issuer's cash reserves.

From an operational standpoint, it was mostly business as usual for the Issuer's subsidiaries other than for its two most recent additions.

The Issuer's Asia Synergy Supply Chain Technology ("ASSC") reached a significant milestone during the period by helping one of its clients qualify for a line of credit of almost $4M from the Wuxi Rural Bank. The amount granted by the Wuxi Rural Bank represented the largest single-transaction amount of credit for which any of the Issuer's subsidiaries had been responsible as of the date of the transaction. The transaction itself is expected to serve as a catalyst that leads to other such supply-chain related financing transactions involving ASSC.

Existing and future service centers of the Issuer's Jinxiaoer subsidiary continued to leverage the Jinxiaoer brand during the period to help further their operations. Most notably, a Shanghai-based loan broker and newly-signed Jinxiaoer service center was able use its affiliation with Jinxiaoer to enter into loan brokerage agreements for the Shanghai market with four new banks. Since it was acquired by the Issuer, Jinxiaoer began working with its various service centers to standardize the look and feel of their physical outlets and the user-experience that can be expected when doing business with any certified Jinxiaoer service center.

FORM 7 - MONTHLY PROGRESS REPORT

December 2019

2. Provide a general overview and discussion of the activities of management.

Since potentially having to repay over $3.5M of outstanding convertible debentures that were set to mature during the period would have put considerable stress on the Issuer's operational cash flow, the Issuer's management's main priority during the period was to ensure that the maturity date of the outstanding debentures would be extended until such a time that the debentures' conversion price would place them "in the money" or that repaying the debentures would put less stress on the Issuer's cash reserves. The Issuer's management therefore communicated with debenture holders during the period and was able to obtain their consent to extend the maturity date of the debentures by an additional 12 months.

The Issuer's management also spent part of the period in discussions with an institutional financial advisor to help address the Issuer's need to bring new investors to the Issuer. The Issuer's management expects to enter into an agreement with said financial advisor in January 2020, which is to include the formulation and implementation of a new investor outreach strategy.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

December 2019

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

In December 2019, the issuer reached an agreement with holders of the secured debenture issued in December 2017 to extend the maturity date of the debenture by an additional 12 months such that the debenture will now mature on December 16, 2020 instead of December 16, 2019.The face value of the debenture that was not surrendered at the date of the extension was $3,540,000 from the original value of $12,000,000 at the date of issuance in December 2017.The warrants accompanying the debenture, which allow holders to surrender the debenture at any time prior to maturity to acquire common shares of the Company at a price of $0.05 per share and that were set to expire on December 16, 2019, were replaced by new warrants with the same attributes, except that they will expire on December 16, 2020 to coincide with the new maturity date of the debenture. For each $0.05 warrant that is tied to the debenture, debenture holders also received an additional warrant that will allow them to acquire common shares of the Company at a price of $0.08 per share at any time for a period of 24 months from their date of issuance.

14. Provide details of any securities issued and options or warrants granted.

FORM 7 - MONTHLY PROGRESS REPORT

December 2019

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
		Issued as part of debenture
Warrants	70,800,000	extension agreement (see	N/A
		above)
		Issuance of common	Used to pay for
Common shares	400,000	shares for services	services provided
		rendered by a consultant	by a consultant

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

December 2019

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 8, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	November 2019	YY/MM/D
Peak Positioning Technologies Inc.		2020/01/08

Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

December 2019